

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Mr. Kevin S. Sherman
Chief Executive Officer
BAZI International, Inc.
1730 Blake Street, Suite 305
Denver, Colorado 80202

> **Re: BAZI International, Inc.**
> **Preliminary Proxy Statement**
> **Filed March 23, 2011**
> **File No. 001-32420**

Dear Mr. Sherman:

We have limited our review of your filing to the matters discussed below.

Please respond to this letter by filing a revised preliminary proxy statement. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revised disclosure and any information you provide in response to these comments, we may have additional comments.

General

1. We note that with the exception of the subject proxy statement, you apparently have not filed a proxy or information statement since June 2008. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act, please provide an explanation why you have not filed required proxy or information statements and your intention with respect to the future filing of proxy or information statements. We may have additional comments.

Proposal 1: Amendment of the Certificate of Incorporation to Increase the Number of Shares of Authorized Common Stock

2. Please state the specific number of shares required for the conversion of the promissory notes. In this regard, please clarify whether the "issuance of shares of Common Stock upon conversion of Convertible Promissory Notes of the Company dated January 26, 2011" are the 1,202,149 shares referred to in the second bulleted point.

3. The discussion indicates the Notes were issued to certain investors in connection with sales in March, June, August and October 2011. Please advise or revise as appropriate.

4. Please expand the discussion to explain what you mean by the term "reserved." In this regard, we note it appears the number of shares you have issued and "reserved" exceed the number of authorized shares.

5. We note your reference to approximately five million shares of common stock reserved for outstanding options, however your 2003 Stock Incentive Plan was apparently limited to three million shares. Please advise or revise the discussion to address this apparent discrepancy.

6. We note the reference to your past financings and the fact "these financings are often conducted at a discount to the prevailing market price of the Common Stock." Please expand the discussion to describe the discount in your recent financings.

7. We note you are currently engaged in discussions regarding additional financing. Please expand the discussion to state whether you have any plans, commitments, arrangements, understandings, or agreements, either written or oral, regarding the issuance of common stock subsequent to the increase in the number of authorized shares of common stock. In this regard, we also note the settlement agreement with John Thomas Financial.

Proposal 2: Amendment to the Company's 2003 Stock Incentive Plan to Increase the Number of Shares Available for Issuance Under the Plan by 7,000,000 Shares

8. Please expand the discussion to state whether you have any plans, commitments, arrangements, understandings, or agreements, either written or oral, regarding the issuance of options or common stock pursuant to the Plan subsequent to the increase in the number of authorized shares of common stock and the number of shares available under the Plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director